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                                  EXHIBIT 99.13

                        FORM OF STOCK PURCHASE AGREEMENT








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                                 ISS GROUP, INC.
                   INTERNATIONAL EMPLOYEE STOCK PURCHASE PLAN
                            STOCK PURCHASE AGREEMENT

               I hereby elect to participate in the International Employee Stock Purchase Plan (the "IESPP") for the purchase period specified below, and I hereby subscribe to purchase shares of Common Stock of ISS Group, Inc. (the "Corporation") in accordance with the provisions of this Agreement and the IESPP. I hereby authorize payroll deductions from each of my paychecks following my entry into the IESPP in the 1% multiple of my base salary (not to exceed a maximum of 10%) specified in my attached Enrollment Form.

               Purchase periods under the IESPP will run from the first business day in February to the last business day in July each year and from the first business day in August to the last business day in January of the following year. The initial purchase period under the IESPP will begin on July 1, 1999 and end on January 31, 2000. My participation will automatically remain in effect from one purchase period to the next in accordance with my payroll deduction authorization, unless I withdraw from the IESPP or change the rate of my payroll deduction or unless my employment status changes. I may reduce the rate of my payroll deductions on one occasion per purchase period, and I may increase my rate of payroll deductions to become effective at the beginning of any subsequent purchase period.

               My payroll deductions will be converted into U.S. Dollars on the last U.S. business day of each purchase period. My payroll deductions (as converted into U.S. Dollars) will be accumulated for the purchase of shares of the Corporation's Common Stock on the last U.S. business day of each purchase period. The purchase price per share will be equal to 85% of the lower of (i) the U.S. fair market value per share of Common Stock on the start date of the purchase period or (ii) the U.S. fair market value per share on the purchase date. I will also be subject to IESPP restrictions (i) limiting the maximum number of shares which I may purchase per purchase period and (ii) prohibiting me from purchasing more than $25,000 worth of Common Stock for each calendar year my purchase right remains outstanding.

               I may withdraw from the IESPP at any time prior to the last day of the purchase period and the Corporation will refund all my payroll deductions for that period. However, I may not rejoin that particular purchase period at any later date. Upon the termination of my employment for any reason, including death or disability, or my loss of eligible employee status, my participation in the IESPP will immediately cease, and all my payroll deductions for the purchase period in which my employment terminates or my loss of eligibility occurs will immediately be refunded.

               If I take an unpaid leave of absence, my payroll deductions will immediately cease, and any payroll deductions for the purchase period in which my leave begins will be refunded. If my re-employment is guaranteed by either law or contract, or if I return to active service within ninety (90) days, then upon my return my payroll deductions will automatically resume at the rate in effect when my leave began.

               The Corporation will issue a stock certificate for the shares purchased on my behalf after the end of each purchase period. The certificate will be issued in street name and will be deposited directly in my Corporation-designated brokerage account. I will notify the Corporation of any disposition of shares purchased under the IESPP, and I will satisfy all applicable income and employment tax withholding requirements at the time of such disposition.

               The Corporation has the right, exercisable in its sole discretion, to amend or terminate all outstanding purchase rights under the IESPP at any time, with such amendment or termination to become effective immediately following the end of any purchase period. However, such purchase rights may be amended or terminated with an immediate effective date to the extent necessary to avoid the Corporation's recognition of compensation expense for financial reporting purposes, should the accounting principles applicable to the IESPP change. Upon any such termination, I will cease to have any further rights to purchase shares of Common Stock under this Agreement.

               I acknowledge that I have received and may continue to receive the opportunity to purchase stock under the IESPP. I understand that the grant of a purchase right in one year or at one time does not in any way obligate the Corporation to make a grant or award in any future year or in any given amount. I acknowledge and understand that the IESPP is wholly discretionary in nature and is not to be considered part of my normal or expected compensation subject to severance, resignation, redundancy or similar pay.

               I hereby authorize and direct my employer Corporation to disclose to ISS Group, Inc. or any of its subsidiaries such information regarding my employment, the nature and amount of my compensation and the fact and conditions of my participation in the IESPP as my employer Corporation deems necessary to facilitate the administration of such Plan.

               I have read this Agreement and hereby agree to be bound by the terms of both this Agreement and the IESPP. The effectiveness of this Agreement is dependent upon my eligibility to participate in the IESPP.

Date:   ________________, 1999       Signature of Employee _____________________

                                     Printed Name: _____________________________

Enrollment Effective
Purchase Period Beginning:

[ ]  July 1, 1999
[ ]  February 1, 200__
[ ]  August 1, 200__